

October 19, 2011

<u>Via E-mail</u>
Rafal Lewandowski
President and Chief Executive Officer
UMAX Group Corp.
Stawisinskiego 4G/78
Torun, 87-100, Poland

> **Re:** **UMAX Group Corp.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 6, 2011**
> **File No. 333-174334**

Dear Mr. Lewandowski:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. We note your response to comment one in our letter dated August 30, 2011 and the related revisions in your filing that you "met GEO at the Expo show in Poland." Please revise your filing to explain not only how you met GEO but also to detail how you established this exclusive contract with GEO. We reissue comment one from our letter dated August 30, 2011 as it pertains to this point.

    You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding the financial statements and related matters.   Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3264 with any other questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director

    cc: Wade D. Huettel, Esq.